UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                            SEC File Number 000-28595
                             CUSIP Number 705 852105

                                   (Check One)
/ / Form 10-K/Form 10-KSB / / Form 20-F / / Form 11-K /X/ Form 10-Q / / Form 10-QSB / / Form N-SAR / / Form N-CSR

                       For period ended September 30, 2004

                  / / Transition Report on Form 10-K/Form 10-KSB
                  / / Transition Report on Form 20-F
                  / / Transition Report on Form 11-K
                  / / Transition Report on Form 10-Q/Form 10-QSB
                  / / Transition Report on Form N-SAR
                  For the transition period ended:_____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  REGISTRANT INFORMATION

Peabodys Coffee, Inc.
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Full Name of Registrant

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660 Commerce Drive, Ste B
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Address of Principal Executive Office

Roseville, California                                    95678
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City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the registrant. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the registrant's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Todd Tkachuk, CEO          (916) 788-2630
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(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) : Yes _X_ No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? :
Yes _X_ No ___

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

For the quarter ended September 30, 2003, the registrant had revenues of $464,116 and net loss of $203,999. For the quarter ended September 30, 2004, the registrant currently estimates that it had revenues of approximately $242,706 and a net loss of approximately $120,000. Results for the 2004 fiscal year remain subject to further adjustment and actual results may differ significantly from the foregoing estimates. The reason for this difference is the closure and/or sale of full service retail operations and the transition into the wholesaling of Black Rhino packaged coffee.

                              Peabodys Coffee, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: November 16, 2004                                By: /s/ Todd Tkachuk
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                                                           Todd Tkachuk
                                                           Chief Executive
                                                           Officer